

Mail Stop 3720

July 13, 2007

Mr. Donald R. Breivogel, Jr.
Senior Vice President and Chief Financial Officer
American General Finance, Inc.
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **American General Finance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **File No. 2-82985**

Dear Mr. Breivogel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Information

1. Please refer to the tables on pages 8 and 9. Please separately disclose the information for the non-prime or sub-prime loans included in real estate and non-real estate loans.

2. Please refer to the line item, "Sales and principal collections of real estate loans held for sale" in the second table on page 11. Tell us why the amounts do not equal the amounts presented in the corresponding line item in the statements of cash flows on page 63.

Overview and Outlook, page 25

3. Please discuss the impact that the non-prime or sub-prime loan environment had on your current operations or may have on your future operations. Your discussion does not appear to address the risks such environment has on your operations.

Material Contractual Obligations Table, page 32

4. Please include the interest payments on your long-term and short-term debts in the table.

Consolidated Statements of Income, page 61

5. Per your MD&A on page 48, we note that other revenues include the fair value adjustments of derivatives and the translation adjustments of foreign currency denominated debt. Please tell us in detail what these adjustments represent, the related amount of the adjustments, and the basis for your accounting. Also, tell us why it is appropriate to classify the translation adjustments as other revenues instead of interest expense.

Consolidated Statements of Cash Flows, page 63

6. We understand that your subsidiary, American General Finance Corporation, sold real estate loans to one of your subsidiary. Please tell us how you accounted for this transaction and how this transaction is reflected in your statements of cash flows.

Note 2. Finance Receivables, page 67

7. Please disclose that you had no sales of finance receivables in 2006, 2005, or 2004. We note your disclosure on page 34.

8. Please disclose that the cash flows from finance receivables held for investment are reflected in the consolidated statements of cash flows as investing activities.

Note 2. Real Estate Loans Held for Sale, page 68

9. Please disclose that the cash flows from loans held for sale are reflected in the consolidated statements of cash flows as operating activities.

10. We note that you determine lower of cost or market value in aggregate. Please tell us what is meant by "determine in aggregate" and what type of loans are aggregated. Also, tell us and disclose whether your loans are aggregated based on individual or portfolio basis within each type of loan.

Note 2. Real Estate Loans Held for Sale, page 68
Note 2. Net Service Fees from Affiliates, page 69

11. Please tell us where the provision for the recourse is presented in your consolidated balance sheet.

Note 6. Allowance for Finance Receivable Losses, page 79

12. Please tell us in detail how your analyses resulted in a provision of $56.8 million in September 2005 and a $35.2 million reduction in the provision in the third quarter of 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 12. Regulatory Development, page 12

13. Please tell us in detail the nature of your obligation and how you incurred it under the terminated mortgage services agreement. Also, tell us how you determined the amount of the obligation under SFAS 5 and why additional disclosures are not required under paragraph 10 of SFAS 5. In addition, tell us why it is appropriate to include the costs related to this obligation in total revenues.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director